

August 8, 2011

Via Email
John P. McBride
President and Chief Executive Officer
West End Indiana Bancshares, Inc.
34 South 7th Street
Richmond, IN 47374

> **Re:** **West End Indiana Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-175509**

Dear Mr. McBride:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 12, 2011

General

1. We note that you are offering shares of common stock in the subscription offering to your tax-qualified employee benefit plans, including your 401(k) plan. Please tell us why you have not registered the offer and sale of shares of common stock to participants in the 401(k) plan.

2. Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

3. Prior to acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

4. Please file any missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.

Prospectus Cover Page

5. Please confirm that you will not use the prospectus before the effective date of the registration statement. Alternatively, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Purchases by Officers and Directors, page 8

6. If accurate, please disclose here that these purchases will be for investment purposes only.

The distribution of subscription rights …, page 23

7. Please revise this risk factor to disclose that you have obtained from Luse Gorman Pomerenk & Schick, P.C. an opinion that the subscription rights have no value.

Business of West End Bank, S.B.

Lending Activities
Delinquencies and Non-Performing Assets, page 71

8. We note your disclosure on page 71 that you had one loan for $594,000 that was classified as a troubled debt restructuring at March 31, 2011. In the table on page 74, we note that troubled debt restructurings were $0 at March 31, 2011 and $594,000 at December 31, 2010. Please revise your next amendment to present troubled debt restructurings consistently in the periods presented, or advise otherwise.

Summary Compensation Table, page 106

9. Please revise to disclose the 2010 incentive compensation as non-equity incentive plan compensation, or tell us why these amounts are properly reported as bonus compensation. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

Incentive Compensation, page 108

10. Please revise to file your incentive compensation plan as an exhibit to the registration statement. If this plan is not set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, F-6

11. Please revise your next amendment to present cash receipts and cash payments resulting from acquisitions and sales of loans held for sale as operating cash flows in the Statement of Cash Flows. Refer to ASC Subtopic 230-10-45-21.

Notes to Consolidated Financial Statements

Note 14: Disclosures About Fair Value of Assets and Liabilities, F-36

12. Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Further, please describe in detail the adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

13. We note that impaired loans with a fair value of $460k were measured at fair value on a nonrecurring basis using Level 3 inputs at March 31, 2011 and impaired loans with a fair value of $3.3 million were measured at fair value on a nonrecurring basis using Level 3 inputs at December 31, 2010. Please tell us, and revise your next amendment to discuss the significant drop in impaired loans measured at fair value on a nonrecurring basis using Level 3 inputs in the periods presented, and tell us how these loans are fair valued at March 31, 2011.

Exhibits 8.1 & 8.2

14. Please confirm that you intend to file in a subsequent pre-effective amendment opinions, rather than forms of opinion, that speak as of the effective date of the registration statement.

15. We note the last sentence of the last paragraph on page 1 of BKD's opinion. Please arrange for BKD to clarify that the term "respective shareholders" includes all those who purchase shares in the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3583 with any other questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Staff Attorney

 cc: Kip Weissman, Esq.
           Steven T. Lanter, Esq.
              Luse Gorman Pomerenk & Schick, P.C.